Exhibit (a)(5)(E)

Contact

Robert A. Ramirez, CFO, 305-375-8005 or rramirez@thehackettgroup.com

The Hackett Group, Inc. Announces Final Results of Its

$120 Million Dutch Auction Tender Offer

MIAMI, FL – December 13, 2022 – The Hackett Group, Inc. (NASDAQ: HCKT) (“Hackett” or the “Company”), a leading benchmarking, research advisory and strategic consultancy firm that enables organizations to achieve Digital World Class™ performance, today announced the final results of its modified “Dutch auction” tender offer (the “Offer”) to purchase up to $120 million in value of its common stock, par value $0.001 per share (the “Common Stock”), which expired at 12:00 midnight, New York City time, at the end of the day on December 8, 2022.

Based on the final count by Computershare Trust Company, N.A., the depositary for the Offer, a total of 4,889,315 shares of Hackett’s Common Stock were properly tendered and not properly withdrawn at or below the final purchase price of $23.50 per share, including shares that were tendered through notice of guaranteed delivery.

Hackett has accepted for purchase a total of 4,889,315 shares of its Common Stock at a purchase price of $23.50 per share, for an aggregate cost of approximately $114.9 million, excluding fees and expenses relating to the Offer. As Hackett accepted for purchase all of the shares which were properly tendered and not properly withdrawn at a price at or below $23.50, there is no proration factor. The 4,889,315 shares accepted for purchase in the Offer represent approximately 15.4 percent of Hackett’s currently issued and outstanding shares of Common Stock.

The depositary will promptly pay for the shares accepted for purchase in accordance with the terms and conditions of the Offer.

Questions regarding the tender offer may be directed to BofA Securities, Inc. at (888) 803-9655 or to Georgeson LLC at (888) 680-1528.

About The Hackett Group, Inc.

The Hackett Group, Inc. (NASDAQ: HCKT) is a leading benchmarking, research advisory and strategic consultancy firm that enables organizations to achieve Digital World Class™ performance.

Drawing upon our unparalleled intellectual property from nearly 20,000 benchmark studies and our Hackett-Certified® best practices repository from the world’s leading businesses – including 97% of the Dow Jones Industrials, 94% of the Fortune 100, 70% of the DAX 30 and 51% of the FTSE 100 – captured through our leading benchmarking platform, Quantum Leap® and our Digital Transformation Platform, we accelerate digital transformations, including enterprise cloud implementations.

More information on The Hackett Group, Inc. is available at: www.thehackettgroup.com, info@thehackettgroup.com, or by calling (770) 225-3600.

The Hackett Group, quadrant logo, World Class Defined and Enabled, Quantum Leap, Digital World Class and Hackett Excelleration Matrix are the registered marks of The Hackett Group.

Forward-Looking Statements

This press release contains “forward-looking statements,” including statements regarding the closing of the tender offer, that involve known and unknown risks, uncertainties and other factors that may cause actual results and other events to be materially different from those in the forward-looking statements. Factors that could impact such forward-looking statements include, among others, developments or changes in general economic or market conditions, developments or changes in the securities markets, developments or changes in our business, financial condition or cash flows, as well as other risks detailed in our Annual Report on Form 10-K for the most recent fiscal year as filed with the SEC. We undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.